[Reference Translation]
May 11, 2010
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION Name and Title of Representative: Akio Toyoda, President (Code Number: 7203 Securities exchanges throughout Japan)
Name and Title of Contact Person: Naoki Kojima General Manager, Accounting Division Telephone Number: 0565-28-2121

Notice Concerning the Forecasts of Financial Results for FY2010

We, TOYOTA MOTOR CORPORATION (“Toyota”), hereby announce the difference between our annual consolidated and unconsolidated financial forecasts for FY2010 (April1, 2009 through March 31, 2010) annouced on February 4, 2010 and our actual results for the same period announced today.

1.	Difference between the consolidated forecasts and the actual results for FY2010 (April 1, 2009 through March 31, 2010)
(Amount: billion yen)
	Net revenues	Operating income	Income before income taxes and equity in earnings of affiliated companies	Net income attributable to Toyota
Previous forecasts (A)	18,500.0	-20.0	90.0	80.0
Actual results (B)	18,950.9	147.5	291.4	209.4
Difference (B - A)	450.9	167.5	201.4	129.4
Difference (%)	2.4%	-	223.8%	161.8%
(Reference) Actual results for FY2009	20,529.5	-461.0	-560.4	-437.0
(Note) “Net income attributable to Toyota” is equivalent to “Net income” up to FY2009.

2.	Difference between the unconsolidated forecasts and the actual results for FY2010 (April 1, 2009 through March 31, 2010)
(Amount: billion yen)
	Net revenues	Operating income	Ordinary income	Net income
Previous forecasts (A)	8,500.0	-360.0	-110.0	-10.0
Actual results (B)	8,597.8	-328.0	-77.1	26.1
Difference (B - A)	97.8	32.0	32.9	36.1
Difference (%)	1.2%	-	-	-
(Reference) Actual results for FY2009	9,278.4	-187.9	182.5	56.6

3.	Reasons for the difference

The annual consolidated and unconsolidated financial results for FY2010 exceeded the previously announced forecasts due to upward revisions to our annual sales for FY2010 and progress made in our efforts to improve profitability.

The actual result of the annual consolidated vehicle sales for FY2010 was 7,237 thousand units revised from 7,180 thousand units, which was 57 thousand units more than expected at the time of the previous announcement of the FY2010 forecasts. The exchange rate was 92 yen to the U.S. dollar and 131 yen to the Euro, on an annual average.